Exhibit 1.02

Insulet Corporation

Conflict Minerals Report

For Calendar Year 2013

Insulet Corporation (the “Company”) submits this Conflict Minerals Report for Calendar Year 2013 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1” or the “Rule”). The Company engages in the production, through a contract manufacturer, of the proprietary OmniPod Insulin Management System, an insulin infusion system for persons with insulin-dependent diabetes. The OmniPod Insulin Management System features a unique disposable tubeless OmniPod which is worn on the body for three days at a time and a handheld, wireless Personal Diabetes Manager. Both devices comprising the OmniPod Insulin Management System are contracted to be manufactured for the Company by a subsidiary of Flextronics International Ltd. (“Flextronics”), a socially-responsible, global leader in design, manufacturing, and distribution of products.

Based on inquiries to Flextronics, its sole contract manufacturer, and that manufacturer’s inquiries to the suppliers of components or sub-assemblies within the OmniPod Insulin Management System (“Suppliers”), the Company has determined that conflict minerals (as defined in Item 1.01(d)(3) of Form SD) are necessary to the functionality or production of both devices comprising the OmniPod Insulin Management System. Accordingly, the Company conducted in good faith a reasonable country of origin inquiry and engaged in due diligence to determine whether any of those conflict minerals originated in the Democratic Republic of Congo (“DRC”) or any adjoining country (as defined in Item 1.01(d)(1) of Form SD), or from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD).

(1) Due Diligence:

The Company has undertaken the following measures in order to determine the source and chain of custody of any conflict minerals in its products. These measures have been undertaken to conform with the due diligence framework set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2011), and its Supplements on Tin, Tantalum, and Tungsten (2011) and Gold (2012).

The Company:

1.	Used during 2013, and continues to use, Flextronics as its sole contract manufacturer. Flextronics has in place a due diligence program that includes a conflict minerals policy, which can be found on its Internet Website, emphasizing Flextronics’ commitment to have a transparent supply chain and to utilize suppliers who have procedures in place to ensure that conflict minerals in their products do not directly or indirectly benefit armed groups.

2.	Established responsibilities within the Company for determining, through inquiries to Flextronics, the source of any conflict minerals in its products.

3.	Familiarized key personnel with the requirements of the Rule.

4.	Reviewed data collected by Flextronics relating to the source of necessary conflict minerals contained in the OmniPod Insulin Management System. Flextronics, which is a founding member of the Electronic Industry Citizen Coalition (“EICC”), notified the Company that it had identified all of the Suppliers of materials containing conflict minerals that were necessary to the production or functioning of the OmniPod Insulin Management System, and requested that all such Suppliers complete the EICC Conflict Minerals Reporting template, which is designed to obtain information dealing with whether materials manufactured or supplied by these entities contain conflict minerals, the type of conflict minerals involved, the source of the conflict mineral, and whether the conflict mineral is or is not conflict free. As of the date of this Conflict Minerals Report, the vast majority (over 75%) of such Suppliers have responded at least in part to the survey, although many responses have indicated that inquiries into the source of any conflict minerals contained in their materials are not yet complete. Flextronics provided the Company with a report summarizing the responses to the survey and other due diligence efforts undertaken by Flextronics.

5.	Posted this Conflict Minerals Report on its Internet website.

Based upon the results of the responses to the EICC survey received from Flextronics and the Suppliers, the Company has reason to believe that some conflict minerals utilized in products that it has contracted to be manufactured in 2013 originate from the DRC or an adjoining country, and may not be from recycled or scrap sources. At this time, however, the Company has no reason to believe that its necessary conflict minerals directly or indirectly finance or benefit armed groups, as defined in Item 1.01(d)(2) of Form SD. The Company will continue to review any additional data that is provided by Flextronics based upon any further responses from Flextronics or the Suppliers to the inquiries contained in the EICC template referenced above to determine whether any conflict minerals might directly or indirectly finance armed groups, and, if so, will take any necessary steps to mitigate such risks. Pursuant to the April 29, 2014 “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule,” issued by Keith F. Higgins, Director, SEC Division of Corporation Finance, the Company is not required to describe its products as “DRC Conflict Free” or “DRC Conflict Undeterminable.” Moreover, the Company is not required to, and has not, obtained an independent private sector audit of this Conflict Minerals Report.

(2) Product Description:

The only product manufactured or contracted to be manufactured by the Company during 2013 that contains or may contain conflict minerals is the proprietary OmniPod Insulin Management System described earlier in this Conflict Minerals Report. The efforts that have been undertaken by the Company to determine the source of the conflict minerals in the OmniPod Insulin Management System are described above. Based upon responses to the EICC surveys from Flextronics and the Suppliers, some of the tantalum and tin used in such products may have originated in the DRC. At this time, the Company does not know if any of the conflict minerals in the OmniPod Insulin Management System originated in any adjoining countries, or the smelters that processed any such conflict minerals.